Consent to Action in Lieu of A Special Meeting

of the Shareholders of Silverton Adventures, Inc.

The undersigned, being the shareholder(s) of a majority of the shares of voting stock issued and outstanding of Silverton Adventures, Inc., a Nevada corporation (the “Corporation”), acting by written consent without a meeting pursuant to the NRS Chapter 78, do hereby adopt the following resolutions with the same force and effect as if such resolutions had been duly presented and adopted at a special meeting of the shareholder(s) of the Corporation duly called and held on April 8, 2013

WHEREAS, the Board of Directors has deemed it advisable to issue Ron Miller, 1 Share of Series B Preferred stock and Sarit Mor, 1 share of Series B Preferred stock;

NOW, THEREFORE, be it:

RESOLVED, the majority shareholder does hereby approve of the issuance of 1 Share of Series B Preferred stock to Ron Miller and 1 Share of Series B Preferred stock to Sarit Mor; and be it

FURTHER RESOLVED, that the majority shareholder of said Corporation consents to this action constituting a majority vote of the shareholders.

IN WITNESS WHEREOF, I hereby set my hand this 15th day of April, 2013.

/s/ Ron Miller

/s/Sarit Mor

Ron Miller, Majority Shareholder

Sarit Mor, Majority Shareholder